July 30, 2018

Hong Yao
Chairman of the Board and Chief Executive Officer
Weidai Ltd.
50/F West Building, Fortune Finance Center
No. 33 Jiefang East Road
Jianggan District, Hangzhou
Zhejiang Province
The People's Republic of China

       Re:      Weidai Ltd.
                Amendment No. 2 to
                Draft Registration Statement on Form F-1
                Submitted July 25, 2018
                CIK No. 0001734902

Dear Mr. Yao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Acquired Non-Performing Loans, page F-17

1. We note your response to comment 5 but are still unclear on how you reached the conclusion that your acquired non-performing loans are acquired primarily for the rewards of ownership, given that ASC 310-30-35-3 gives examples of such rewards as
       "use of the collateral in operations of the entity or improving the collateral for resale." We therefore re-issue our comment, in part. Please explain to us how you
 Hong Yao
Weidai Ltd.
July 30, 2018
Page 2

        reached the conclusion that your acquired non-performing loans are acquired primarily for the rewards of ownership in the context of ASC 310-30-35-3.

        You may contact Cara Lubit, Staff Accountant at (202) 551-5909 or Hugh West,
Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-
3234 or me at (202) 551-3434 with any other questions.



                                                            Sincerely,

                                                            /s/ Michael
Clampitt

                                                            Michael Clampitt
                                                            Senior Staff
Attorney
                                                            Office of Financial
Services